Mail Stop 4561

August 10, 2007

William Guerrant, Esq.
Hill, Ward & Henderson P.A.
101 East Kennedy Boulevard
Suite 3700
Tampa, Florida 33602

        Re: **Carbiz, Inc.**
                Amendment No. 1 to Form SB-2
                Filed July 9, 2007
                File No. 333-142142

                Post-effective Amendment No. 1 to Form SB-2
                Filed July 13, 2007
                File No. 333-129408

Dear Mr. Guerrant:

        We have limited our review of the above cited filings to the matters discussed below. Further, we have reviewed your responses to our prior letter dated May 16, 2007 relating to pre-effective Amendment No. 1 to Form SB-2 and have the following comments.

General

1. We note that you did not include a marked copy of the amended registration statement on EDGAR. Please ensure that you filed a marked copy with your next amendment. See Item 310 of Regulation S-T, which requires that a marked copy be filed electronically.

2. Please refer to prior comment 3 of our letter dated May 16, 2007. Expand the prospectus to explain more clearly how you computed the dollar amount of payments made or to be made to selling shareholders in connection with the February 28, 2007 private placement. Further, please explain why this number differs from the amount indicated in column 2 ($415,000) under the heading "Dollar amount of payments in connection with the February 28, 2007 private placement" in the first table provided in response to comment 6.

3. Please refer to prior comment 6 of our letter dated May 16, 2007. We note your responses to prior comments 4 and 5 of our letter of the same date. Please clarify why the <u>sum</u> of the total possible discount to the market price indicated in comment 4 ($3,636,363) and the total possible discount to the market price for the sale of warrants indicated in comment 5 ($300,000) is different from the amount indicated in response to comment 6 regarding the combined total possible profit to be realized as a result of any conversion discounts ($4,471,015). Please provide footnote disclosure to the tables to the extent required to clarify the disclosure.

4. Similarly, please explain why you believe the amount of $646,667, as indicated in the second table in response to prior comment 6, which relates to the total amount of all possible payments, is the appropriate response. That is, please clarify the relationship between the $375,000 dollar amount and the $646,667 dollar amount indicated in response to comment 3.

5. Please refer to prior comment 9 of our letter dated May 16, 2007. We note your disclosure that Carbiz "has the intention, and a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities." Please disclose the reasonable basis is for this statement, as well as the nature of any material assumptions you have made in reaching this conclusion. In addressing this matter, you observe that Carbiz is prohibited from making any cash payments based on the Intercreditor Agreement with Colossus Capital Fund. Please explain this statement. It is unclear whether your view is that this arrangement facilitates your ability to repay the convertible debt holders. The described arrangement with Colossus would appear to increase the likelihood you would be unable to repay the convertible notes, as you appear to be contractually bound to repay the Colossus debt first. It does not appear that the convertible note holders agreed that repayment to them is unnecessary, if you have not repaid Colossus. Describe how, if not through cash payments, you intend to repay the principal amount of the convertible debt, and specifically refer to your current and expected financial condition in quantitative terms in providing this analysis. Please provide us with a copy of the Intercreditor Agreement with your response.

<u>Cover Page</u>

6. Please include cover page disclosure regarding the concurrent resale of up to 52,229,902 shares of common stock in the post-effective amendment to file no. 333-129408. Similarly, revise the post-effective amendment to include cover page disclosure regarding the concurrent resale of the 11,852,514 shares of common stock covered in the pre-effective registration statement. Risk factor disclosure regarding the overhang should be provided and should specify the number of shares specific to each of the concurrent registration statements.

<u>Selling Shareholders, page 43</u>

7. You disclose that except as noted in the table, "none of the Selling Shareholders have had any material relationship with [you] in the past three years." We note, however, that seven of the selling shareholders in the pre-effective registration statement hold securities that were previously registered by you for their account, as represented in the post-effective amendment. We view such registration as a transaction or arrangement within the meaning of Item 507 of Regulation S-B that should be disclosed on an individualized basis. Please revise accordingly to provide this information in the footnotes to the selling shareholder table.

Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at (202) 551-3462. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202)-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: 512-542-8612</u>
        Peter V. Hogan, Esq.
        Richardson & Patel LLP